Filed by Konecranes Plc
pursuant to Rule 425 under
the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Terex Corporation
(Commission File No. 001-10702)

KONECRANES PLC  STOCK EXCHANGE RELEASE  April 27, 2016 at 9:05

UPDATE ON THE PENDING MERGER BETWEEN KONECRANES AND TEREX CORPORATION

On August 11, 2015, Konecranes and Terex Corporation ("Terex") announced that their respective Boards of Directors have unanimously approved a definitive agreement to combine their businesses in a merger of equals (“Merger”).

The parties have obtained antitrust clearances in India, Turkey, Ukraine, Russia and South Africa. The parties have made the Merger-related HSR filing to the United States Department of Justice and are in filing preparation and pre-notification discussions with the European Commission. Both companies will continue to cooperate with the remaining authorities to close their reviews as quickly as possible.

Upon signing of the business combination agreement, Konecranes and Terex announced annual operational synergies of EUR 110 million and an additional EUR 32 million post-tax income benefit from financing, cash management and structure optimization. It is anticipated that substantially all of the above financial and tax synergies of EUR 32 million will be eliminated as a result of certain regulations promulgated and proposed by the Internal Revenue Service and U.S. Treasury Department (the “Regulations”). While Terex and Konecranes are still considering the full effects of these developments, the Regulations will materially impact the ability of the combined company to realize the anticipated financial and tax benefits of the Merger. The anticipated pre-tax operational synergies are not impacted by these rules.

The Merger remains subject to approval by both Terex and Konecranes shareholders, regulatory approvals and other closing conditions. As announced on March 24, 2016, Terex has informed Konecranes that is has commenced negotiations with Zoomlion Heavy Industry Science and Technology Co. ("Zoomlion") regarding Zoomlion's non-binding conditional proposal to acquire all of the outstanding shares of Terex. The Terex Board of Directors has not changed its recommendation in support of the proposed Merger with Konecranes. Konecranes and Terex will continue to pursue the Merger in accordance with the business combination agreement. Closing of the Merger is now expected to occur approximately in the middle of the second half of 2016.

KONECRANES PLC

Miikka Kinnunen
Director, Investor Relations

FURTHER INFORMATION
Analysts and Investors:
Miikka Kinnunen, Director, Investor Relations, Konecranes Plc,
tel. +358 20 427 2050

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2015, Group sales totaled EUR 2,126 million. The Group has 11,600 employees at 600 locations in 48 countries. Konecranes is listed on Nasdaq Helsinki (symbol: KCR1V).

DISTRIBUTION
Nasdaq Helsinki
Major media
www.konecranes.com

Forward Looking Statements

This document contains forward-looking statements regarding future events, including statements regarding Terex or Konecranes, the transaction described in this document and the expected benefits of such transaction and future financial performance of the combined businesses of Terex and Konecranes based on each of their current expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words “may,” “expects,” “intends,” “anticipates,” “plans,” “projects,” “estimates,” and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.

Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Konecranes, include, among others: the ability of Terex and Konecranes to obtain shareholder approval for the transaction, the ability of Terex and Konecranes to obtain regulatory approval for the transaction, the possibility that the length of time required to complete the transaction will be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with the integration of the businesses of Terex and Konecranes, the possibility that the businesses of Terex and Konecranes may suffer as a result of uncertainty surrounding the proposed transaction, and other factors, risks and uncertainties that are more specifically set forth in Terex’s public filings with the SEC and Konecranes’ annual and interim reports. Konecranes disclaims any obligation to update the forward-looking statements contained herein.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed merger of Terex and Konecranes through which all of Terex common stock will be exchanged for Konecranes ordinary shares (or American depositary shares, if required). This document is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange all of Terex common stock, nor is it a substitute for  the Preliminary Prospectus included in the Registration Statement in Form F-4 (the “Registration Statement”) to be filed by Konecranes with the SEC, the Prospectus/Proxy to be filed by Terex with the SEC, the listing prospectus of Konecranes to be filed by Konecranes with the Finnish Financial Supervisory Authority (and as amended and supplemented from time to time, the “Merger Documents”). No offering of securities shall be made in the United States, except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE MERGER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT KONECRANES OR TEREX HAS FILED OR MAY FILE WITH THE SEC, NASDAQ HELSINKI, OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Konecranes and Terex do not accept any responsibility for any violation by any person of any such restrictions. The Merger Documents and other documents referred to above, if filed or furnished by Konecranes or Terex with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or can be requested by writing to Anna-Mari Kautto, Investor Relations Assistant, Konecranes Plc, P.O. Box 661, FI-05801 Hyvinkää, Finland or Elizabeth Gaal, Investor Relations Associate, Terex, 200 Nyala Farm Road, Westport, CT 06880, USA.

Konecranes and Terex and their respective directors, executive officers and employees, and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Konecranes' directors and executive officers is available in Konecranes’ annual report for fiscal year 2015 at www.konecranes.com. Information about Terex directors and executive officers and their ownership of the Terex ordinary shares is available in its Schedule 14A filed with the SEC on April 1, 2016. Other information regarding the interests of such individuals as well as information regarding Konecranes and Terex directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.